Pricing Supplement dated May 18, 2007 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$13,300,000 Buffered Return Enhanced Notes due September 2, 2008 Linked to the FTSETM 100 Index Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of two times the appreciation of the FTSETM 100 Index up to a maximum total return on the Notes of 15.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing September 2, 2008†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on May 18, 2007 and are expected to issue on or about May 23, 2007.

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC

Reference Asset:	The FTSETM 100 Index (the “Index”) (Bloomberg ticker symbol “UKX <Index>“)

Upside Leverage Factor:	2

Maximum Return:	15.00%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by two, subject to a maximum return on the Notes of 15.00%. For example, if the index return is 7.50% or more, you will receive the maximum return on the Note of 15.00%, which entitles you to the maximum payment of $1,150 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 2)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the final level declines from the initial level by up to 10%, you will receive the principal amount of your Notes at maturity.

If the final level declines from the initial level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the final level declines from the initial level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	6,640.90, the Index closing level on the pricing date.

Final Level:	The arithmetic average of the Index closing levels on each of the five final averaging dates.

Averaging Dates:	August 21, 2008†, August 22, 2008†, August 25, 2008†, August 26, 2008† and August 27, 2008† (the “final averaging date”)

Maturity Date:	September 2, 2008†

Business Day Convention:	Modified following

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C 5M7 and US06738C5M70

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$13,300,000	$166,250	$13,133,750

[1]

The price to the public for any single purchase by an investor in certain trust or other fee-based accounts, who is not being charged the full selling concession or fee by other dealers, of approximately 1.25%, is 98.75%. The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on the initial level of 6,640.90. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
10293.40	55.00%	$1,150.00	15.00%
9629.31	45.00%	$1,150.00	15.00%
8965.22	35.00%	$1,150.00	15.00%
8301.13	25.00%	$1,150.00	15.00%
7637.04	15.00%	$1,150.00	15.00%
7471.01	12.50%	$1,150.00	15.00%
7304.99	10.00%	$1,150.00	15.00%
7138.97	7.50%	$1,150.00	15.00%
6972.95	5.00%	$1,100.00	10.00%
6806.92	2.50%	$1,050.00	5.00%
6640.90	0.00%	$1,000.00	0.00%
6308.86	-5.00%	$1,000.00	0.00%
5976.81	-10.00%	$1,000.00	0.00%
5312.72	-20.00%	$888.89	-11.11%
4648.63	-30.00%	$777.78	-22.22%
3984.54	-40.00%	$666.67	-33.33%
3320.45	-50.00%	$555.56	-44.44%
2656.36	-60.00%	$444.45	-55.56%
1992.27	-70.00%	$333.33	-66.67%
1328.18	-80.00%	$222.22	-77.78%
664.09	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 6640.90 to a final level of 6972.95.

Because the final level of 6972.95 is greater than the initial level of 6640.90 and the index return of 5.00% multiplied by 2 does not exceed the hypothetical maximum return of 15.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

Example 2: The level of the Index decreases from the initial level of 6640.90 to a final level of 6308.86.

Because the final level of 6308.86 is less than the initial level of 6640.90 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 6640.90 to a final level of 7637.04.

Because the index return of 15.00% multiplied by 2 exceeds the hypothetical maximum return of 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 6640.90 to a final level of 5976.81.

Because the final level of 5312.72 is less than the initial level of 6640.90 by more than the buffer percentage of 10%, the index return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by two, up to the maximum return on the Notes of 15.00%, or $1,150 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 10%. If the final level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%.

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Diversification Among Equities of the FTSETM 100 Index—The Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

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Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat, the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final level beyond the 10% buffer percentage as compared to the initial level.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which is 15.00%.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the applicable currency; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

We have derived all information regarding the FTSE 100™ Index (“FTSE™ 100 Index”) set forth in this index supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE International Limited (“FTSE”). The FTSE™ 100 Index is calculated, maintained and published by FTSE. We make no representation or warranty as to the accuracy or completeness of such information. FTSE has no obligation to continue to publish, and may discontinue or suspend publication of, the FTSE™ 100 Index at any time.

The FTSE™ 100 Index is reported by Bloomberg, L.P. under the ticker symbol “UKX”.

The FTSE™ 100 Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The FTSE™ 100 Index was developed with a base level of 1,000 as of January 3, 1984. To qualify, companies must have a full listing on the London Stock Exchange with a Sterling or Euro dominated price on SETS, which is the London Stock Exchange’s trading service for U.K. blue chip securities, subject to eligibility screens.

The FTSE Europe/Middle East/Africa Regional Committee meets quarterly to review the components of the FTSE™ 100 Index. Market capitalization rankings are calculated using data as at the close of business on the day before the review. Companies must have a minimum trading record of 20 days at the review. Companies that are large enough to be components of the FTSE™ 100 Index but do not pass the liquidity test are not included. At the next annual review they are re-tested against all eligibility screens. A constant number of index components is maintained for the FTSE 100™ Index.

License Agreement

We have entered into a non-exclusive license agreement with the sponsor of the FTSETM 100 Index whereby we, in exchange for a fee, are permitted to use the FTSETM 100 Index in connection with the offer and sale of the notes.

The FTSETM 100 Index is calculated by FTSE International Limited (“FTSE”). The license agreement between FTSE and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED, SOLD OR PROMOTED BY FTSE INTERNATIONAL LIMITED (“FTSE”) OR BY THE LONDON STOCK EXCHANGE PLC (THE “EXCHANGE”) OR BY THE FINANCIAL TIMES LIMITED (“FT”) AND NEITHER FTSETM NOR EXCHANGE NOR FT MAKES ANY WARRANTY OR

REPRESENTATION WHATSOEVER, EXPRESSLY OR IMPLIEDLY, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE FTSETM 100 INDEX AND/OR THE FIGURE AT WHICH THE FTSETM 100 INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. THE FTSETM 100 INDEX IS COMPILED AND CALCULATED BY FTSE. HOWEVER, NEITHER FTSE NOR EXCHANGE NOR FT SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE FTSETM 100 INDEX AND NEITHER FTSE OR EXCHANGE OR FT SHALL BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

“FTSE®”, “FT-SE®” and “Footsie®” are trademarks of The London Stock Exchange PLC and The Financial Times Limited and are used by FTSE International Limited under license.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 5, 2002 through May 18, 2007. The Index closing level on May 18, 2007 was 6640.90.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

PS-5